SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 15, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure: Partner Communications Announces the Filing of a Supplemental Shelf Offering Report.

PARTNER COMMUNICATIONS ANNOUNCES THE
FILING OF A SUPPLEMENTAL SHELF OFFERING REPORT

ROSH HA'AYIN, Israel, April 15, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that pursuant to the Company's Shelf Prospectus dated September 3, 2009, the Company has filed today a Supplemental Shelf Offering Report ("Offering Report"), with the Israeli Securities Authority and the Tel Aviv Stock Exchange Ltd. ("TASE").

Pursuant to the Offering Report, the Company is offering 3 new series of unsecured and non-convertible notes, in an aggregate principle amount of up to NIS 1,000,000,000 which will mature during the period 2013-2021 and which will be sold at par value ("the Public Offering" and "the Notes" respectively), as further detailed below:

(1)
New Series C Notes in an aggregate principal amount of up to NIS 200,000,000 which will be payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate to be set in a public tender (not exceeding 3.4%), which will be payable semiannually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) will be linked to the Israeli Consumer Price Index ("CPI") for the month of March 2010;

(2)
New Series D Notes in an aggregate principal amount of up to NIS 400,000,000 which will be payable in 5 equal annual installments on December 30 of each of the years 2017 through 2021, bearing a floating annual interest rate based on the interest rate of short term debt issued by the State of Israel ('Makam') in addition to fixed annual spread ("Spread") to be set in a public tender (not exceeding 1.25%), which will be payable quarterly on March 30, June 30, September 30 and on December 30 of each of the years 2010 through 2021. Series D Notes (principal and interest) will not be linked to any currency or index;

(3)
New Series E Notes in an aggregate principal amount of up to NIS 400,000,000 which will be payable in 5 equal annual installments on December 30 of each of the years 2013 through 2017, bearing a fixed annual interest rate to be set in public tender (not exceeding 5.55%), which will be payable semiannually on June 30 and on December 30 of each of the years 2010 through 2017. Series E Notes (principal and interest) will not be linked to any currency or index.

The Company has received early commitments from classified institutional investors for the purchase of the following: (1) Series C Notes in the aggregate principal amount of NIS 160,000,000, with interest rate of no more than 3.4% per annum with linkage to the CPI; (2) Series D Notes in the aggregate principal amount of NIS 340,000,000 with Spread of no more than 1.25%; (3) Series E Notes in the aggregate principal amount of NIS 340,000,000 with interest rate of no more than 5.55% per annum.

In consideration for making early commitments ("the Commitments"), the classified institutional investors will receive a commission on their Commitment in the amount of 0.5% in relation to Series C and E Notes, and in the amount of 0.7% in relation to Series D Notes.

The Public Tender for all of the Notes is expected to be held on April 18, 2010.

The net proceeds from the Public Offering, if completed, after deduction of the arrangers' fees and other expenses and commissions of the Public Offering, are expected to be approximately NIS 991 million (assuming total proceeds of NIS 1,000,000,000)

The Company intends to use the net proceeds from the Public Offering for refinancing of outstanding debt, and also for general corporate purposes, which may include financing our operating and investment activities, financing future mergers and acquisitions (if any), and dividend distributions (if required), subject to the decision of the Company's Board of Directors from time to time.

The Notes are unsecured, do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future, and contain standard terms and conditions. The Notes will be listed for trade on TASE.

In addition, on April 8, 2010, Standard & Poor's Maalot announced that it assigned its 'ilAA- rating to the Notes ( up to NIS 1,000,000,000)

The consummation of the Public Offering and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Public Offering will be completed.

The Public Offering is made in Israel to residents of Israel only. The Notes will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States or to U.S. persons, absent registration or applicable exemption from the registration requirement.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Notes.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45% owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010), in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: April 15, 2010